Exhibit 99.1

For Immediate Release
Contact: Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
Or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 15, 2019 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced it’s financial results for the fourth quarter and its fiscal year ended March 31, 2019.

The Company reported the following for its fourth quarter and fiscal year ended March 31, 2019:

•	For the fourth quarter ended March 31, 2019, sales increased $107,225 (2.4%) to $4,523,930 from $4,416,705 from the comparable period last year. USI reported a net loss of $270,836, or $0.12 per basic and diluted share compared to a net loss of $535,926, or $0.23 per basic and diluted share for the comparable period of the previous year.
•	For the 12 months ended March 31, 2019, sales increased $2,714,851 (18.3%) to $17,588,040 versus $14,873,189 for the same period last year. The Company reported a net loss of $1,347,986, or $0.58 per basic and diluted share, versus a net loss of $2,262,310 or $0.98 per basic and diluted share, for the same period last year.

Harvey Grossblatt, President and Chief Executive Officer said, “We are starting to see improvement in our domestic operations with the sales increase in the fourth quarter. However, our Hong Kong Joint Venture continues to lose money and we have decided to close our Nan’an factory and move the production into our Fujian factory. The Nan’an facility has been listed for sale or lease. We have also added new retail customers and expect the improving sales trend to continue throughout fiscal 2020.”

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 47 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2019	2018
Net sales	$4,523,930	$4,416,705
Net loss	(270,836)	(535,926)
Net loss per share – basic and diluted	(0.12)	(0.23)

Weighted average number of common shares outstanding
Basic and diluted	2,312,887	2,312,887

	(AUDITED)
	Fiscal Year Ended March 31,
	2019	2018
Net sales	$17,588,040	$14,873,189
Net loss	(1,347,986)	(2,262,310)
Net loss per share – basic and diluted	(0.58)	(0.98)

Weighted average number of common shares outstanding
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2019	2018
Cash	$374,472	$128,161
Accounts receivable and amount due from factor	3,015,412	2,884,798
Inventory	6,852,305	5,491,892
Prepaid expenses	145,190	278,100
TOTAL CURRENT ASSETS	10,387,379	8,782,951

INVESTMENT IN HONG KONG JOINT VENTURE	8,441,889	10,023,275
PROPERTY AND EQUIPMENT – NET	19,998	35,585
OTHER ASSETS	57,660	62,132
TOTAL ASSETS	$18,906,926	$18,903,943

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$1,851,591	$1,611,154
Accounts payable – Hong Kong Joint Venture	4,962,023	3,838,627
Accounts payable– Trade	616,444	494,253
Accrued liabilities	603,008	206,573
TOTAL CURRENT LIABILITIES	8,033,066	6,150,607

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares outstanding at March 31, 2019 and 2018	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit) Retained earnings	(2,646,866)	(1,298,880)
Accumulated other comprehensive income	611,756	1,143,246
TOTAL SHAREHOLDERS’ EQUITY	10,873,860	12,753,336
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,906,926	$18,903,943